March 20, 2023

CONFIDENTIAL AND VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beamr Imaging Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Beamr Imaging Ltd., a foreign private issuer organized under the laws of the State of Israel (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s ordinary shares in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act, and its securities are listed on the Nasdaq Capital Market under the symbol “BMR” pursuant to an effective registration statement under the Securities Act of 1933, as amended (“Securities Act”). The Company’s registration statement on Form F-1 (File No. 333-262904) (the “IPO Registration Statement”) under the Securities Act in connection with its initial public offering of its ordinary shares was fully reviewed by the staff of the Commission and declared effective by the Commission on February 27, 2023. Please note that the disclosure in the Draft Registration Statement is substantially based on similar disclosure in the IPO Registration Statement. The Draft Registration Statement is submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following February 27, 2023, the effective date of the IPO Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +1 212 801 9337 or via e-mail at Gary.Emmanuel@gtlaw.com.

Very truly yours,

/s/ Gary Emmanuel

Enclosures

cc:	Sharon Carmel, Chief Executive Officer and Chairman, Beamr Imaging Ltd.
Danny Sandler, Chief Financial Officer, Beamr Imaging Ltd.

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